Exhibit 4.17

Agreement on Authorization to Exercise
Shareholder’s Voting Power

In Respect of

 Shanghai eHi Car Sharing Information Technology Co., Ltd.

Among

Shanghai eHi Car Rental Co., Ltd.

And

Zhang Wen

Wang Chengzhu

January 25, 2015

Agreement on Authorization to Exercise Shareholder's Voting Power

This Agreement on Authorization to Exercise Shareholder’s Voting Power (hereinafter referred to as this “Agreement”) was entered into between and by following parties on January 25, 2015 in Shanghai, the People’s Republic of China (hereinafter referred to as “PRC”):

(1) Shanghai eHi Car Rental Co., Ltd. (hereinafter referred to as “eHi Car Rental”)

Address: 12th Floor, Guosheng Center, 388 Daduhe Road No. 5, Putuo District, Shanghai

(2) Zhang Wen:

ID No.: 310109198606264011

(3) Wang Chengzhu:

ID No.: 320822197906050919

(Hereinafter individually and collectively referred to as “Each Shareholder”)

Whereas:

1. Each Shareholder is a current shareholder of the target company and holds equity interests in the target company;

2. Each Shareholder tends to separately entrust an individual designated by eHi Car Rental to perform its voting right and eHi Car Rental agrees to designate related personnel to accept such entrustment.

It is agreed as follows through friendly negotiation:

Article I Entrustment of Voting Right

1.1 Each Shareholder hereby irrevocably pledges to respectively sign a letter of authorization, authorizing ZHANG RUIPING (Passport No.: 711188529; hereinafter referred to as the “Trustee”) to, in accordance with PRC laws, perform following rights empowered by articles of association of the target company available to Each Shareholder as the target company’s shareholder (hereinafter collectively referred to as “Entrusted Rights”).

(1) Attend meetings of shareholders of the target company as an agent of Each Shareholder;

(2) Represent Each Shareholder to perform voting right against all matters subject to discussion and resolution of the meeting of shareholders (including but not limited to designation and election of senior executives of the target company, such as director and general manager);

(3) Propose to convene a temporary meeting of shareholders;

(4) Any voting rights of shareholders specified by laws;

(5) Other shareholder’s voting rights under articles of association of the target company (including any other shareholder’s voting rights specified by articles of association as amended).

1.2 The precondition of the foregoing authorization and entrustment is eHi Car Rental’s consent to foregoing authorization and entrustment. Only when eHi issues a written notice about trustee replacement to Each Shareholder, Each Shareholder shall immediately cancel entrustment against the existing Trustee under this Agreement and entrust eHi Car Rental to designate other personnel to perform Entrusted Rights in accordance with this Agreement. Once a new authorization and entrustment is made, the previous authorization and entrustment shall be replaced. Under other circumstances, Each Shareholder shall not cancel entrustment and authorization against the Trustee.

1.3 The Trustee shall, within the scope of authorization specified by this Agreement, prudently and diligently perform entrusted obligations in accordance with laws and articles of association of the target company, ensure the convening procedures, voting methods and contents of meetings of shareholders comply with the laws, administrative regulations or articles of association of the target company. Each Shareholder shall acknowledge any legal consequences caused by the Trustee’s performance of foregoing Entrusted Rights and bear corresponding liabilities.

1.4 Each Shareholder hereby confirms the Trustee need not solicit opinions from Each Shareholder before performing foregoing Entrusted Rights, unless otherwise specified by PRC laws. But after a resolution or a proposal about convening a temporary meeting of shareholders is made, the Trustee shall inform Each Shareholder of the same in a timely manner.

Article II Right to Know

For the purpose of performing Entrusted Rights under this Agreement, the Trustee shall have the right to understand various related information of the target company, such as operation, business, client, finance and employee, consult related materials of the target company (including but not limited to finance, business and operation related any account books, statements, contracts, internal correspondences and all minutes and other documents of board of directors) and the target company shall provide full assistance.

Article III Performance of Entrusted Rights

3.1 Each Shareholder will provide full assistance for the Trustee to perform Entrusted Rights, including timely execution of resolutions of shareholders made by the Trustee against the target company or other related legal documents if necessary (such as documents for the satisfaction of the governmental authority’s requirement on submission of documents for approval, registration and filing).

3.2 If empowerment or performance of Entrusted Rights under this Agreement cannot be realized for any reason (excluding breach by Each Shareholder or the target company) at any time during the period of this Agreement, each party shall immediately look for an alternative solution the closest to unrealized provision and sign a supplementary agreement or adjust terms of this agreement if necessary so as to ensure continuous realization of the purpose under this agreement.

Article IV Exemptions and Compensation

The target company and Each Shareholder agree to compensate and keep eHi Car Rental and the Trustee from all losses suffered or possibly suffered from the Trustee’s performance of Entrusted Rights, including but not limited to any losses incurred by lawsuit, recovery, arbitration or claim made by the third party or the governmental authority’s administrative investigation and punishment. Losses incurred by intentional or severe fault of eHi Car Rental or the Trustee are excluded from compensation.

Article V Representations and Warrants

5.1 Each Shareholder separately and jointly represents and warrants as follows:

5.1.1 Each Shareholder is a PRC citizen with full capacity, has full and independent legal status and legal capacity and may independently behaves as a party to a lawsuit.

5.1.2 Each Shareholder has full right and authorization of signing and delivering this Agreement and all other documents related to transactions under this Agreement and full right and authorization of consummating transactions under this Agreement.

5.1.3 This Agreement is legally and duly signed and delivered by Each Shareholder and constitute legal and binding obligations of Each Shareholder and is enforceable in accordance with this Agreement.

5.1.4 When this Agreement takes effect, Each Shareholder is a registered legitimate shareholder of the target company. Except rights established by this Agreement, Equity Pledge Agreement signed with eHi Car Rental and Call Option and Cooperation Agreement signed with the target company and eHi Car Rental, Entrusted Rights do not contain any third party’s rights. In accordance with this Agreement, the Trustee may completely and fully perform Entrusted Rights in accordance with PRC laws and articles of association of the target company put into effect at the scheduled time.

5.2 The target company and eHi Car Rental respectively represent and warrant as follows:

5.2.1  It is a limited liability company duly registered and legally existing in accordance with laws, has independent corporate capacity, has full and independent legal status and legal capacity to sign, deliver and perform this agreement and may independently behaves as a party to a lawsuit.

5.2.2 It has full right and authorization of signing and delivering this Agreement and all other documents related to transactions under this Agreement and full right and authorization of consummating transactions under this Agreement.

5.3 The target company further represents and warrants Each Shareholder is a registered legitimate shareholder of the target company when this Agreement takes effect. In accordance with this Agreement, the Trustee may completely and fully perform Entrusted Rights in accordance with PRC laws and articles of association of the target company put into effect at the scheduled time.

5.4 Each Party hereby confirms Each Shareholder has, in accordance with terms and conditions of Equity Pledge Agreement signed by Each Shareholder and eHi Car Rental on January 25, 2015, pledged shares respectively held by Each Shareholder in the target company to eHi Car Rental so as to guarantee Each Shareholder and the target company’s performance of obligations under this Agreement.

Article VI Term of this Agreement

6.1 In accordance with Article 6.2, this Agreement shall take effect after each Party officially signs and remain effective until January 2, 2035, unless each Party agrees to earlier terminates this Agreement in writing or earlier terminate this Agreement in accordance with Article 8.1 of this Agreement.

6.2 If a shareholder transfers all equity interests held in the target company upon the prior approval by eHi Car Rental, such shareholder will not be a party of this Agreement and obligations and commitments of other parties under this Agreement shall not be affected.

Article 7 Notice

7.1 Any notices, requests, requirements and other correspondences under this Agreement or made in accordance with this Agreement shall be served to related parties in writing.

7.2Such notice or other correspondences shall be deemed delivered when it is transmitted if transmitted by fax or email; or upon delivery, if delivered in person; or five (5) days after posting, if delivered by mail.

Article VIII Liabilities for Breach

8.1 Each party agrees and confirms if either party (hereinafter referred to as “Defaulting Party”) substantially beaches any provision under this Agreement or substantially fails to perform any obligation under this Agreement, such party shall be deemed to have constituted breach of this agreement (hereinafter referred to as “Default”) and any other non-defaulting party (hereinafter referred to as “Non-Defaulting Party”) shall have the right to require Defaulting Party to cure such Default or take remedial measures within a reasonable time. If the Defaulting Party fails to cure such Default or take remedial measures within the reasonable time or within ten (10) days after Non-Defaulting Party informs Defaulting Party of Default in writing and requires correction, Non-Defaulting Party shall have the right to, at its own discretion, determine to: (1) terminate this Agreement and require the Defaulting Party to make a full compensation for damages; or (2) require the Defaulting Party to continuously perform obligations under this Agreement and make a full compensation for damages.

8.2 Notwithstanding other provisions of this Agreement, the validity of this article shall survive suspension or termination of this Agreement.

Article IX Miscellaneous

9.1 This Agreement is executed in Chinese in three (3) originals, with each party of this agreement holding one.

9.2 Execution, validation, performance, modification, interpretation and termination of this Agreement shall be governed by PRC laws.

9.3 Any disputes arising from or in connection with this agreement shall be settled by each party through negotiation. If no a consensus is reached within thirty (30) days after occurrence of disputes, such disputes shall be submitted to China International Economic and Trade Arbitration Commission, Shanghai Commission for arbitration in Shanghai in accordance with arbitration rules of such commission. Arbitration award shall be final and binding upon parties involved in disputes.

9.4 Any rights, authorities and remedies empowered by any provisions of this Agreement to either party shall not preclude any other rights, authorities or remedies conferred to such party by legal provisions and other provisions of this Agreement and either party’s performance of rights, authorities and remedies shall not preclude such party from performance of other rights, authorities and remedies conferred to such party.

9.5 No failure or delay by a party in exercising any rights, powers and remedies available to it hereunder or at law (“Party’s Rights”) shall result in a waiver thereof, nor shall the waiver of any single or partial exercise of the such rights shall exclude such party from exercising such rights in any other way and exercising such other Party’s Rights.

9.6 Headings of this Agreement are merely for convenience of reference and shall not be used for interpretation or affect interpretation of articles of this Agreement under any circumstances.

9.7 Each provision contained herein shall be severable and independent from any other provisions. If any one or more provisions of this Agreement become invalid, illegal or unenforceable at any time, effectiveness, legitimacy and enforceability of other terms of this Agreement shall not be affected.

9.8 Any revision and supplement of this Agreement shall be made in writing and shall not take effect until each party of this Agreement when properly signed by the parties hereto.

9.9 Without prior written consent from eHi Car Rental, the target company and Each Shareholder shall not transfer any rights and/or obligations under this Agreement to a third party. After giving a notice to Each Shareholder and the target company and to the extent permitted by the PRC Laws, eHi Car Rental shall have the right to transfer its any rights and/or obligations to any third party designated by it.

9.10 This Agreement shall be binding upon legitimate assignees or successor of each party.

(Remainder of Page Intentionally Left Blank)

[Execution Page]

IN WITNESS WHEREOF, this Agreement on Authorization to Exercise Shareholder’s Voting Power is signed by following parties on the date and in the place first written above.

Shanghai eHi Car Rental Co., Ltd.

(Seal)

By:	/s/ Ruiping Zhang
Name:	Ruiping Zhang
Title:

Zhang Wen
By:	/s/ Zhang Wen

Wang Chengzhu
By:	/s/ Wang Chengzhu